Joint Filer Information

1.	Name:	Brian J. Stark
2.	Address:	c/o Stark Investments 3600 South Lake Drive St. Francis, WI 53235
3.	Designated Filer:	Michael A. Roth
4.	Issuer & Ticker Symbol:	Cellstar Corp (CLST)
5.	Dates of Event Requiring Statement:	January 19, 2007

/s/ Brian J. Stark	01/23/07
Brian J. Stark	Date